

07006354

BP 3/12 *

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65282

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH. D.C. 213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Investment Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 South Washington St STE 210
(No. and Street)

Spokane	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin P. King 509-252-4140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest, P.S.
(Name – *if individual, state last, first, middle name*)

926 W. Sprague STE 300	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 4/17

OATH OR AFFIRMATION

I, Kevin P. King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Investment Advisors, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
213
SECTION

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Northwest Investment Advisors, Inc. as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Northwest Investment Advisors, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

February 9, 2007
Spokane, Washington

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash	$ 17,947	
Segregated cash	100	
Commissions receivable	23,516	
Deposit with clearing agent	15,000	
Property and equipment, net	8,657	
		$ 65,220

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 20,724	
Accrued payroll taxes	7,661	
		$ 28,385
Stockholders' equity:		
Common stock, no par value:		
Authorized, issued and		
outstanding, 100,000 shares	41,000	
Retained deficit	(4,165)	
		36,835
		$ 65,220

The accompanying notes are an integral part of the financial statements.

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on February 25, 2000. Effective October 1, 2002 the Company registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker/dealer, which comprises several classes of services, including principle transactions, agency transactions, and insurance. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The office is located in Spokane, Washington.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade-date basis.

Property and equipment are recorded at cost. Depreciation is computed using the straight-line and accelerated methods over estimated useful lives of the assets.

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, under those provisions, the Company does not pay federal corporate income taxes on its taxable income.

2. Segregated Cash:

The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by the NASD. There is no minimum balance required in this reserve account. At December 31, 2006, the balance was $100.

Continued

3. Property and Equipment:

Property and equipment as of December 31, 2006 are summarized as follows:

Office equipment	$ 31,014
Software	9,302
	40,316
Less accumulated depreciation	31,659
	$ 8,657

4. Net Capital Requirements:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $28,078 at December 31, 2006. The Company's net capital ratio was 1.01 to 1 at December 31, 2006.

5. Commitments:

The Company leases its office space under a noncancelable lease agreement. The terms of the lease are personally guaranteed by one of the stockholders. The lease expires November 30, 2012, and includes an inflationary clause that increases rental payments annually based on the annual increase in the Consumer Price Index. Future minimum payments under the lease agreement are as follows:

Years ending December 31	
2007	$ 20,606
2008	20,606
2009	20,606
2010	20,606
2011	20,606
Thereafter	18,889
	$121,919

Continued

---

6. Subsequent Events:

The Company is currently negotiating a stock redemption agreement to be effective January 1, 2007. The Company will repurchase fifty thousand (50,000) shares of common stock, representing 50% of the issued and outstanding shares of the Company, from one of its stockholders in the amount of $30,500. The $30,500 will be paid in cash upon execution of the agreement. Concurrently, the Company intends to enter into an agreement to sell a one third (1/3) interest each in the Company to two of its employees for a minimum of $30,500. The remaining 50% stockholder will sell a portion of his stock personally to the two new stockholders so that the ownership of the Company will be shared equally at a one third (1/3 interest. The agreements are structured so that the Company will maintain the same net capital prior to and after the redemption and repurchase of the common stock.

As of February 9, 2007, the agreements have not bee executed. The Company has submitted information to the NASD for the approval of the change in equity ownership.

7. Financial Information:

The audited statement of financial condition as of December 31, 2006, is available for examination at the offices of Northwest Investment Advisors, Inc. and at the Seattle Regional office of the Securities and Exchange Commission.

END